August 28, 2018

Steve Martin
Chief Financial Officer
AmpliPhi Biosciences Corp
3579 Valley Centre Drive, Suite 100
San Diego, CA 92130

       Re: AmpliPhi Biosciences Corp
           Registration Statement on Form S-1
           Filed August 21, 2018
           File No. 333-226959

Dear Mr. Martin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dorrie Yale at 202-551-8776 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    James Pennington